SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated August 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE
For Release Wednesday August 30, 2006 at 0830 PDT
Wednesday August 30, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
PERMANENT CLOSURE OF ONE PRODUCTION LINE AT BEMIDJI, MINNESOTA OSB PLANT
Ainsworth Lumber Co. Ltd. (“Ainsworth”) today announced that it is permanently closing one of the production lines at its oriented strand board (OSB) mill located in Bemidji, Minnesota effective immediately. This mill currently operates two production lines. The line that will be closed is producing approximately 280 million square feet (3/8” basis) annually. Ainsworth will continue to operate the second production line at the Bemidji site, which currently produces approximately 300 million square feet (3/8” basis) per year.
“The high costs of production, coupled with current market conditions, made it economically unsustainable to continue operating this line”, said Brian Ainsworth, Chairman & CEO. “Following a lengthy review of its long-term viability, the decision was made to close this operation now versus sometime in the future. We regret the impact of this difficult decision on our employees and the community, however, the age and condition of this facility makes the closure necessary.”
The closure will result in the elimination of approximately 110 positions. Ainsworth will provide the affected employees with 60-days pay in lieu of notice, severance pay, employment transition counseling and associated benefits. The remaining workforce of 150 employees will continue to operate the second production line.
The production line being closed was built in 1981 and was acquired in 2004 as part of Ainsworth’s acquisition of Potlatch Corporation’s OSB business. Ainsworth continues significant operations in Minnesota, employing approximately 490 employees at their three OSB manufacturing facilities in Grand Rapids, Cook, and Bemidji with a combined annual production capacity of approximately 1.1 billion square feet (3/8” basis). Headquartered in Vancouver, British Columbia, Ainsworth is North America’s fourth largest manufacturer and marketer of OSB.
For further information please contact:
Ainsworth Lumber Co. Ltd., Vancouver, B.C.
Telephone: 604-661-3200
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen or Bruce Rose, 604-661-3200